Exhibit 2.1

SHARE PURCHASE AGREEMENT

BETWEEN

SAMENA SPECTRUM CO (“BUYER”)

AND

SYCAMORE NETWORKS INC.

(“SELLER”)

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	AGREEMENT TO PURCHASE AND SELL	9

3.	CONDITIONS PRECEDENT	9

4.	CLOSING	10

5.	REPRESENTATIONS AND WARRANTIES	11

6.	INDEMNIFICATION	12

7.	CONFIDENTIALITY	15

8.	NOTICES	16

9.	GOVERNING LAW AND DISPUTE RESOLUTION	17

10.	TERM AND TERMINATION	18

11.	MISCELLANEOUS PROVISIONS	19

SCHEDULE 1: CAPITAL STRUCTURE AND SHAREHOLDING		22

SCHEDULE 2: REPRESENTATIONS AND WARRANTIES		23

SCHEDULE 3: DEED OF ADHERENCE		26

SCHEDULE 4: WAIVER LETTER		1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is entered into on the 2nd day of August, 2016 amongst:

(1)	Samena Spectrum Co, a company incorporated under the laws of Mauritius, having its registered office at Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius (hereinafter referred to as the “Buyer”); and

(2)	Sycamore Networks, Inc., a corporation for which a Certificate of Dissolution was filed with the Secretary of State of the State of Delaware pursuant to Section 275 of the General Corporation Law of the State of Delaware (the “DGCL”) on March 7, 2013, having its principal executive office at 300 Brickstone Square, Suite 201, Andover, Massachusetts, USA 01810 (hereinafter referred to as the “Seller”).

WHEREAS:

A.	Tejas Networks Limited (the “Company”) is an unlisted public limited company engaged, inter alia, in the business of designing, developing, selling and servicing networking and telecom equipment and software (“Business”).

B.	The capital structure of the Company as on the date hereof is set out in Schedule 1 (Capital Structure and Shareholding). On the date hereof, the Seller is the beneficial and legal owner of 33,00,000 (thirty three lakh) equity shares of the Company representing 5.22% (five point two two per cent) of the issued and paid-up share capital of the Company on a Fully Diluted Basis.

C.	Subject to the terms and conditions specified herein, the Buyer has agreed to purchase, by itself or through its Affiliates, and the Seller has agreed to sell the Sale Shares (as defined hereinafter) in exchange for the payment by the Buyer to the Seller of the Purchase Consideration (as defined hereinafter) free and clear of all Encumbrances (as defined hereinafter), such that upon completion of such purchase, the Buyer, together with its Affiliates and nominees, if any, shall be the beneficial and legal owner of the Sale Shares.

D.	The Parties are now desirous of recording the agreement reached between them with regard to the purchase and sale of the Sale Shares and the respective rights and obligations of the Parties in respect thereof.

NOW, THEREFORE in consideration of the premises and mutual promises and covenants set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals above and the Schedules hereto), except where the context otherwise requires, (i) capitalised terms defined by inclusion in quotations and/or parenthesis have the meanings so ascribed; and (ii) the following words and expressions shall have the following meanings:

“Act” means the Companies Act, 2013, and for any matters or affairs prior to the notification of the relevant provisions of the Companies Act, 2013, the Companies Act, 1956;

“Affiliate” means and includes, in respect of a Person (“Specific Person”), any Person:

(i)	who Controls, is Controlled by, or is under common Control with, the Specific Person; or

(ii)	in case of a Person who is a natural person, any Relative of such Person;

“Agreement” means this Share Purchase Agreement together with its recitals and Schedules, as amended and/ or restated from time to time;

“Applicable Law” means all applicable statutes, enactments, acts of the State legislature or Parliament, laws, ordinances, rules, bye-laws, regulations, notifications, guidelines, directions, directives and orders of any Governmental Authority, statutory authority, tribunal, board, court or recognized stock exchange, as may be applicable in India and/or the United States of America, as the case may be, international treaties and regulations as may be in force from time to time;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks are open in Boston, Massachusetts and Mauritius for transacting normal banking business;

“Closing” means the completion of the purchase and sale of the Sale Shares in the manner set out herein;

“Confidential Information” means any and all confidential or proprietary information and materials, as well as all trade secrets, relating to the business, products, affairs, performance and finances, belonging to the Seller or the Buyer, or to Persons who furnished such information, materials, and/or trade secrets to such Parties with expectations of confidentiality (to the extent the receiving parties know or reasonably should know of such expectations) without limitation and regardless of whether such information or materials are expressly identified as confidential or proprietary, whether or not stored in any medium;

“Control”, together with its grammatical variations, when used with respect to any Person, means and includes (a) the power to direct the management and policies of such Person, directly or indirectly, including through the ownership of more than 50% (fifty percent) of the vote carrying securities; or (b) the ability to direct the casting of more than 50% (fifty percent) of the votes exercisable at general meetings of a Person on all, or substantially all, matters; or (c) the ability to control the composition or the decisions of the board of directors by controlling the appointment of a majority of the directors on the board of directors;

“Deed of Adherence” shall mean the deed of adherence as set out in Schedule 3;

“Encumbrance” means, as the case may be, any (i) encumbrance, including without limitation, any security interest, claim, mortgage, pledge, charge, hypothecation, escrow, custody arrangement, lien, negative lien, lease, title retention, deposit by way of security, beneficial ownership (including usufruct and similar entitlements), or any other interest held by a third Person, (ii) security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, (iii) power of attorney in relation to the Shares, voting trust agreement, interest, option or right of pre-emption, right of first offer, right of first refusal, drag-along right or other transfer restriction in favour of any Person, and/or (iv) adverse claim as to title, possession or use;

“Fully Diluted Basis” with respect to any Share, security, note, option, warrant or instrument convertible into Shares, shall mean the deemed conversion of such Share, security, note, option, warrant or convertible instrument into equity shares in the Company in accordance with applicable Law and the terms of issue of such Share, security, note, option, warrant or convertible instrument as of the relevant date of determination of the share capital of the Company;

“Fundamental Warranties” shall mean the Seller Fundamental Warranties and/or the Buyer Fundamental Warranties, as the case may be.

“Governmental Authority” means any governmental, political, legislative, executive, judicial or administrative body, municipality or any local or other authority, regulatory authority, court, tribunal or arbitral tribunal, exercising powers conferred by Applicable Law in India and/or the United States of America, or any other applicable jurisdiction, and shall include, without limitation, the President of India, the Government of India, the Governor and the Government of any State in India, any Ministry or Department of the same or any governmental or political subdivision thereof, the Securities Exchange Board of India, the Reserve Bank of India, the Foreign Investment Promotion Board, the U.S. Securities and Exchange Commission and the Chancery Court of the State of Delaware;

“Governmental Approvals” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report, of, with or to, as the case may be, any Governmental Authority;

“Indemnified Person” shall mean the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, in relation to their respective indemnification rights under Clause 6;

“Indemnifying Person” shall mean the Seller and the Buyer, in relation to their respective indemnification obligations under Clause 6;

“Investment Agreement” shall mean the investment agreement dated 30 May 2012 entered into between Cascade Capital Management Mauritius, Intel Capital Corporation, Mayfield XII, Mauritius, India Industrial Growth Fund Limited, Mauritius, Jade Dragon (Mauritius) Limited, Argonaut Ventures- I, LLC, Osher LP,

USA, Mr. Sanjay Nayak, Dr. Kumar Nellicherry Sivarajan, Mr. Arnob Roy and the Company, as amended by the addendum to the investment agreement dated 24 December 2014 entered into between Cascade Capital Management Mauritius, Intel Capital Corporation, Mayfield XII, Mauritius, India Industrial Growth Fund Limited, Mauritius, Jade Dragon (Mauritius) Limited, Argonaut Ventures- I, LLC, Osher LP, USA, Mr. Sanjay Nayak, Dr. Kumar Nellicherry Sivarajan, Mr. Arnob Roy and the Company and the amendment agreement dated 24 February 2016 entered into between Cascade Capital Management Mauritius, Intel Capital Corporation, Mayfield XII, Mauritius, India Industrial Growth Fund Limited, Mauritius, Jade Dragon (Mauritius) Limited, Argonaut Ventures- I, LLC, Osher LP, USA, Mr. Sanjay Nayak, Dr. Kumar Nellicherry Sivarajan, Mr. Arnob Roy and the Company;

“IT Act” shall mean the Indian Income Tax Act, 1961, as may be amended or supplemented from time to time including any statutory modifications or re-enactment thereof together with all applicable bye-laws, rules, regulations, orders, ordinances, policies, directions and the like issued thereunder;

“Long Stop Date” shall mean 16 August 2016, or such other date as may be agreed in writing between the Buyer and the Seller;

“Majority Investors” shall have the meaning assigned to it in the Investment Agreement;

“Parties” means collectively the Buyer and the Seller and “Party” shall be construed accordingly;

“Person” means any individual, sole proprietorship, unincorporated association, unincorporated organization, body corporate, corporation, company, partnership, limited liability company, limited liability partnership, joint venture, Governmental Authority, trust or any other entity or organization;

“Principal Officer” shall mean a “principal officer” as defined in Section 2(35) of the IT Act;

“Purchase Consideration” means USD 3,500,000 (United States Dollars Three Million Five Hundred Thousand), less the Withholding Amount;

“Relative” shall have the meaning assigned to the term under the Act;

“Related Party” shall have the meaning ascribed to such term in the Act;

“Sale Shares” means the 33,00,000 (thirty three lakh) issued and fully paid-up equity shares of the Company owned by the Seller and all other (if any) shares resulting from any subdivision, consolidation or reclassification of shares in the equity share capital of the Company prior to the Closing Date;

“Share” means all classes of shares of the Company including, without limitation, equity shares, preference shares and all other kinds of securities, warrants or options convertible into equity shares;

“Seller Bank Account” shall mean the bank account maintained by the Seller into which the Buyer shall remit the Purchase Consideration in accordance with the terms hereof, the particulars of which are as follows:

Bank:	Bank of America
Bank Address:	100 Federal Street
Boston, MA 02110
ABA:	0260-0959-3
Account:	9412126276
Swift Code:	BOFAUS3N
Chip Code:	0959
FBO:	Sycamore Networks, Inc.

Contact Name:	Diane Movsessian
Email:	Diane.Movsessian@sycamorenet.com
Phone:	(978)250-3440

“Tax” means the applicable capital gains taxes or related governmental charges and any interest, penalties, fines or other additions thereto under the Applicable Law for the time being in force, in each case, with respect to the sale of the Sale Shares by the Seller to the Buyer;

“Third Party” shall mean a Person who is not a Party;

“Warranties” shall mean the Seller Warranties and/or the Buyer Warranties, as the case may be.

“Withholding Amount” shall mean the tax amount required to be withheld from the Purchase Consideration by the Buyer as per Applicable Law, and as determined by ASDT & Co., a chartered accountant firm in Mumbai, India, appointed by the Seller.

1.2	Terms defined elsewhere

The following terms shall have the meanings assigned to them in the places mentioned below:

Term	Reference
Agreed Amount	Clause 6.2(b)
Buyer Fundamental Warranties	Clause 5.7
Buyer Indemnified Parties	Clause 6.1(a)
Buyer Warranties	Clause 5.2
Certification of Dissolution	Clause 11.4
Claim Notice	Clause 6.2(b)
Claimed Amount	Clause 6.2(b)
Closing Date	Clause 4.1
Conditions Precedent	Clause 3.1
Damages	Clause 6.1

Dispute	Clause 9.2(a)
Indemnifying Notice	Clause 6.2(b)
Seller Board Determination Date	Clause 5.7
Seller Fundamental Warranties	Clause 5.7
Seller Liquidation and Dissolution	Clause 11.4
Seller Warranties	Clause 5.1
Purchase Consideration	Recital C

1.3	General Interpretative Principles

In this Agreement, unless otherwise specified:

(a)	In the absence of a definition being provided for a term, word or phrase used in this Agreement, no meaning shall be assigned to such term, word, phrase which derogates or detracts from, in any way, the intent of this Agreement.

(b)	Headings are for convenience only and do not affect the interpretation of this Agreement.

(c)	A reference to a party to any document includes that party’s successors, executors and permitted transferees/assigns, as the case may be.

(d)	All references in this Agreement to any statute or statutory provision shall include:

(i)	all subordinate legislation made from time to time under that provision (whether or not amended, modified, re-enacted or consolidated); and

(ii)	such provision as from time to time amended, modified, re-enacted or consolidated (whether before or after the date of this Agreement) to the extent such amendment, modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement and (to the extent liability thereunder may exist or can arise) shall include any past statutory provision (as from time to time amended, modified, re-enacted or consolidated) which the provision referred to has directly or indirectly replaced.

(e)	All references in this Agreement to an agreement, deed, document, or schedule shall include a reference to the agreement, deed, document, or schedule as may be amended, modified, supplemented, novated and/or restated from time to time.

(f)	Words denoting the singular include the plural and vice-versa.

(g)	Words denoting one gender only shall include the other genders including the ‘neutral’ gender.

(h)	Unless otherwise specified, whenever any payment to be made or action to be taken under this Agreement, is required to be made or taken on a day other than a Business Day, such payment shall be made or action be taken on the immediately following Business Day.

(i)	All references in this Agreement to Clauses and Schedules shall be construed as references respectively to the Clauses and Schedules of this Agreement.

(j)	The Schedules shall form an integral part of this Agreement and all provisions contained in the Schedules hereunder written shall have effect in the manner as if they were specifically set forth herein.

(k)	The recitals contained herein shall constitute an integral operative part of this Agreement.

(l)	The terms “herein”, “hereof”, “hereto”, “hereunder” and words of a similar purport refer to this Agreement as a whole.

(m)	In the computation of periods of time from a specified date to a later specified date, the words “from” and “commencing on” mean “from and including” and “commencing on and including”, respectively, and the words “to”, “until” and “ending on” each mean “to but not including”, “until but not including” and “ending on but not including” respectively.

(n)	Time is of the essence in the performance of the Parties’ respective obligations. If any time period specified herein is extended, such extended time shall also be of the essence.

2.	AGREEMENT TO PURCHASE AND SELL

2.1	Agreement to Purchase and Sell

On the terms and subject to the conditions contained herein, the Buyer, relying on the Seller Warranties, hereby agrees to purchase the Sale Shares, and the Seller hereby agrees to sell the Sale Shares to the Buyer, on the Closing Date for the Purchase Consideration, free and clear of all Encumbrances.

2.2	Seller and Buyer Undertaking

The Seller and the Buyer agree to take all reasonable action necessary for the transfer of the Sale Shares to the Buyer on the terms and conditions set forth herein.

3.	CONDITIONS PRECEDENT

3.1	Conditions Precedent

This Agreement and the obligations of the Buyer and the Seller to consummate the purchase and sale of the Sale Shares hereunder is subject to the satisfaction or waiver (to the extent allowed by Applicable Law) of the following conditions precedent (“Conditions Precedent”) as soon as reasonably practicable, at least 1 (one) Business

Day prior to the Long Stop Date:

(a)	Waiver Letters. The Seller having provided to the Buyer copies of letters obtained by the Company from each Majority Investor, in the form set out in Schedule 4, waiving the right of first offer under Clause 7.2 of the Investment Agreement and Article 23B of the articles of association of the Company.

(b)	Accuracy of Warranties. Each of the Seller Warranties and the Buyer Warranties shall be true and correct in as of the date of this Agreement and as of the Closing Date, as if made on such date, except to the extent that such Warranties by their terms are given as of a specific date in which case such Warranties shall be true and correct as of such date.

(c)	No Litigation. No disputes, proceedings, petitions or claims, or any investigations, inquiries or assessment proceedings by a Governmental Authority will have been instituted or threatened, prior to or on the Closing Date pertaining to the transactions contemplated by this Agreement, the result of which, if adversely determined, would prevent, adversely affect, or make illegal the consummation of the transactions contemplated by this Agreement.

(d)	Computation of Gains on the Withholding Amount. The Seller having provided the Buyer with the “computation of gains”, procured from ASDT & Co., a chartered accountant firm in Mumbai, India, appointed by the Seller, confirming the Withholding Amount.

4.	CLOSING

4.1	Closing Date

The Parties shall ensure that Closing shall take place upon fulfilment by the Seller and/or the Buyer (as applicable) of the Conditions Precedent to the satisfaction of the Buyer or the Seller (as applicable), unless otherwise waived by the Buyer or the Seller (as applicable) in its absolute discretion, on a Business Day mutually acceptable to the Buyer and the Seller (“Closing Date”) (and in any event on or before the Long Stop Date) at such place and time as may be agreed between the Buyer and the Seller in writing.

4.2	Closing Agenda

On the Closing Date, the following events shall take place simultaneously and Closing shall not be deemed to be completed unless all the events or conditions specified below are fulfilled or effective:

4.2.1	The Buyer shall remit the Purchase Consideration to the Seller Bank Account.

4.2.2	The Buyer shall execute and deliver to the Company a completed Deed of Adherence as per the format set out in Schedule 3.

4.2.3	The Buyer and the Seller shall execute and deliver to the Company, the necessary share transfer forms to effect the transfer of the Sale Shares from the Seller to the Buyer and the Seller shall deliver the original share certificates to the Seller evidencing the Seller’s title to the Sale Shares;

4.3	Interdependent Actions on Closing

The obligations of each of the Parties in Clause 4.2 are interdependent on each other and the Closing shall not occur until all of the actions contemplated in Clause 4.2 are complied with and are fully effective.

5.	REPRESENTATIONS AND WARRANTIES

5.1	The Seller represents and warrants to the Buyer that each of its representations and warranties contained in Part A of Schedule 2 (the “Seller Warranties”) is true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date.

5.2	The Buyer represents and warrants to the Seller that each of its representations and warranties contained in Part B of Schedule 2 (the “Buyer Warranties”) is true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date.

5.3	The Warranties shall be deemed to be repeated on the Closing Date with reference to the facts and circumstances then existing on the Closing Date.

5.4	Until the Closing Date, the Seller and the Buyer undertake to promptly notify the other Party in writing if any of them become aware of any fact, matter or circumstance which would cause any of the Warranties provided by the Seller or the Buyer (as the case may be), to become untrue or inaccurate.

5.5	Each Warranty is separate and independent and none of the Warranties shall be treated as qualified by any actual or constructive knowledge on the part of any Party or any of their respective agents, representatives, officers, employees or advisers and, subject to Clause 5.7 hereof, each Party shall have a separate right of action (but without duplication) in respect of every breach of a Warranty.

5.6

None of the Warranties shall survive the Closing Date, except for the Buyer Warranties contained in Clauses 1 and 2 of Part B of Schedule 2 (the “Buyer Fundamental Warranties”) and the Seller Warranties contained in Clauses 1, 2, and 3 of Part A of Schedule 2 (the “Seller Fundamental Warranties”), each of which shall survive the Closing until the expiration of the one hundred and eightieth (180th) calendar day following the Closing Date; provided however that if, following the expiration of the ninetieth (90th) calendar day following the Closing Date, the board of directors of the Seller adopts a resolution authorizing the completion of the Seller Liquidation and Dissolution and the payment of a final liquidating distribution to the Seller’s stockholders (the date of such resolution being, the “Seller Board Determination Date”), the Fundamental Warranties shall survive only until the date immediately preceding the Seller Board Determination Date, at which time they shall expire. The

Seller hereby covenants and undertakes that it shall not adopt the aforesaid resolution authorizing the completion of the Seller Liquidation and Dissolution, prior to the expiration of the ninetieth (90th) calendar day following the Closing Date.

5.7	None of the covenants or other agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing and each such surviving covenant and agreement shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreement and covenant, at which time they shall expire.

5.8	No Party shall have any Liability of any nature with respect to any Warranty, agreement or covenant after the termination thereof; provided, however, any valid claim that is properly asserted in writing pursuant to Clause 6.2 prior to the expiration as provided in Clause 5.7 of the Fundamental Warranty that is the basis for such claim shall survive solely for the purpose of such claim until such claim is finally resolved and satisfied.

6.	INDEMNIFICATION

6.1	Indemnification by the Seller and the Buyer

(a)	Subject to the terms and conditions of this Clause 6, from and after the Closing, the Seller shall indemnify the Buyer and its directors, officers (including Principal Officers), shareholders and each of their heirs, executors, successors and assigns (“Buyer Indemnified Parties”) in respect of, and hold the Buyer Indemnified Parties harmless against, any and all any and all claims, judgments, causes of action, losses, debts, obligations, Taxes and other liabilities, monetary damages, fines, penalties, costs, interest and expenses, including costs of investigation, defense and settlement, and reasonable attorneys’ fees and expenses (“Damages”) incurred by the Buyer Indemnified Parties as a result or arising out of any breach of any Seller Fundamental Warranty.

(b)	Subject to the terms and conditions of this Clause 6, from and after the Closing, the Buyer shall indemnify the Seller and its directors, officers, shareholders and each of their heirs, executors, successors and assigns (“Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless against, any and all Damages incurred by the Seller Indemnified Parties as a result or arising out of any breach of any Buyer Fundamental Warranty.

6.2	Indemnification Procedures

(a)	Any claim for indemnification under this Agreement shall be made in accordance with this Clause 6.2.

(b)

An Indemnified Person wishing to assert a claim for indemnification under this Clause 6 which is not subject to Clause 6.2(c), shall promptly notify, in writing (the “Indemnifying Notice”), which contains (i) a description and, if then known, the amount (the “Claimed Amount”) of any Damages incurred by the

Indemnified Person or the method of computation of the amount of such claim of any Damages, (ii) a statement that the Indemnified Person is entitled to indemnification under this Section 6 and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages (including wire instructions if payment is requested to be made by wire transfer). Within ten (10) days after delivery of a Indemnifying Notice, the Indemnifying Person shall deliver to the Indemnified Person a written response in which the Indemnifying Person shall: (A) agree that the Indemnified Person is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Person to the Indemnified Person of the Claimed Amount, by check or by wire transfer), (B) agree that the Indemnified Person is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by a payment by the Indemnifying Person to the Indemnified Person of the Agreed Amount, by check or by wire transfer), or (C) contest that the Indemnified Person is entitled to receive any of the Claimed Amount including the reasons therefor. If the Indemnifying Person in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Person and the Indemnified Person shall use their respective good faith efforts to resolve such dispute. If such dispute is not resolved within fifteen (15) days following the delivery by the Indemnifying Person of such response, the Indemnifying Person and the Indemnified Person shall each have the right to submit such dispute to arbitration in accordance with the provisions of Clause 9.2.

It is clarified that in case an Indemnifying Notice has been sent by the Buyer to the Seller prior to the expiration of 90 (ninety) calendar days from the Closing Date, which indemnity claim is disputed by the Seller, then the Parties agree that the expedited arbitration procedure set out in Clause 9.3 shall apply. In the event that the sole arbitrator affirms the validity and authenticity of such Indemnifying Notice, then the Seller undertakes that it shall not adopt a resolution authorizing the completion of the Seller Liquidation and Dissolution till the time such indemnity claim has been resolved by way of arbitration. Provided however that, in the event that the sole arbitrator rejects the validity and authenticity of such claim, (a) the Buyer shall not be entitled to receive any amounts pursuant to such Indemnifying Notice, and (b) the Seller shall be entitled to continue with, and complete the Seller Liquidation and Dissolution.

(c)	In the event:

(i)	any claim is made against an Indemnified Person by any Third Party; or

(ii)	any action, suit, investigation, arbitration or similar proceeding is commenced against an Indemnified Person,

in each case, in relation to any matter that such Indemnified Person believes is covered under Clause 6.1, the Indemnified Person shall promptly (and in any event within 5 (five) days of being notified of such claim or proceeding) notify the Indemnifying Person of such claim or proceeding by written notice and the Indemnifying Person may, if it so desires, by notice to the Indemnified Person within 10 (ten) days of the receipt of the notice of the claim or proceeding, elect to defend such claim or proceeding at its own cost, in consultation with such Indemnified Person. For the avoidance of doubt, it is expressly clarified hereby that in such an event, such Indemnifying Person shall have the right to control the defense, negotiation or settlement of such claim or proceeding. Failure or omission to notify the Indemnifying Person within 5 (five) days of the Indemnified Person being notified of any claim or proceeding shall not discharge the Indemnifying Person in respect of its liability for Damages incurred or suffered by the Indemnified Person in relation to such claim or proceeding except to the extent that the Indemnifying Person shall have been materially prejudiced as a result of such failure or omission. If the Indemnifying Person does not assume control of such defense in accordance with the terms hereof, the Indemnified Person shall control such defense. The Party not controlling such defense may participate therein at its own expense; provided, that if the Indemnifying Person assumes control of such defense and the Indemnified Person reasonably concludes, based on advice from counsel, that the Indemnifying Person and the Indemnified Person have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Person solely in connection therewith shall be considered Damages for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Person be responsible for the fees and expenses of more than one counsel for all Indemnified Persons. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Person shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Person shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Person from all liability with respect thereto or that imposes any Liability on the Indemnified Person, or any matters with respect to Taxes, without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Indemnifying Person and the Indemnified Person shall direct their respective counsel to reasonably cooperate with the other.

(d)	The Indemnified Persons shall take and procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Damages.

(e)	The Indemnifying Persons shall do all such acts and deeds as may be necessary to give effect to the provisions of Clause 6, including obtaining in a timely manner all applicable consents and Governmental Approvals required in relation to the performance of their obligations hereunder.

(f)	None of the Indemnified Persons shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity from the Indemnifying

Persons more than once in respect of the same Damage.

(g)	The rights of the Indemnified Persons under this Clause 6 shall be the sole and exclusive remedies of the Indemnified Persons and their respective Affiliates with respect to claims resulting from any breach of Warranty or otherwise relating to the transactions that are the subject of this Agreement. Without limiting the generality of the foregoing, in no event shall the Buyer, its successors or permitted assigns be entitled to claim or seek rescission of the transactions consummated under this Agreement.

(h)	Notwithstanding anything to the contrary contained in this Agreement, the aggregate liability of the Seller for all Damages under Clause 6.1(a) shall not exceed an amount equal to the Purchase Consideration

(i)	In no event shall any Indemnifying Person be responsible or liable for any Damages or other amounts under this Clause 6 that are consequential, in the nature of lost profits, diminutions in value, special or punitive or otherwise not actual Damages, except to the extent that any of the foregoing are awarded to a third party against, and paid by, any Indemnified Person in circumstances in which such Indemnified Person is entitled to indemnification hereunder.

(j)	The amount of any Damages for which indemnification is provided under this Clause 6 shall be computed net of any third party insurance proceeds actually received by the Indemnified Person and reduced by the tax benefit actually realized in the year the Damages are incurred.

(k)	Except as set out in Clause 6.2(b), the Seller’s obligations pursuant to Clause 6.1 shall in no way form the basis of any claim by a Buyer Indemnified Person or otherwise entitle a Buyer Indemnified Party to act to prevent the completion of the Seller’s Liquidation and Dissolution following the Closing.

(l)	All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Consideration, to the extent consistent with applicable law.

7.	CONFIDENTIALITY

7.1	The Parties undertake that they shall, at all times during the term of this Agreement and for a period of 1 (one) year from the date of termination of the Agreement, keep confidential (and shall use best endeavours to procure that their respective employees, advisors and agents keep confidential) any Confidential Information which is in their possession or which they may acquire and shall not disclose such information except with the consent of every other Party to this Agreement or otherwise as expressly set forth herein.

7.2	No Party shall, without first obtaining the consent, which consent shall not be unreasonably withheld, conditioned or delayed, of the other Parties, disclose the terms of this Agreement or in any manner advertise, release or publish any information concerning the other Parties or this Agreement, except as expressly set forth herein.

7.3	Notwithstanding what is stated in Clauses 7.1 and 7.2 above, a Party may disclose Confidential Information without first obtaining the consent of the other Parties:

(a)	if and to the extent required by Applicable Law or for the purpose of any judicial or similar proceedings, including, with respect to the Seller, disclosures contained in (i) any filings made in the Chancery Court of the State of Delaware in connection with the liquidation and dissolution of Seller or (ii) any filings made under securities laws applicable to the Seller, including without limitation reports filed pursuant to the Securities Exchange Act of 1934, as amended, and regulations promulgated thereunder;

(b)	if and to the extent required by existing contractual obligations which that Party is subject to prior to the date of this Agreement;

(c)	if and to the extent required by any Governmental Authority to which that Party is subject or submits, wherever situated, whether or not the requirement for information has the force of Applicable Law;

(d)	if and to the extent required for the purposes of any dispute resolution pursuant to Clause 9.2 (Dispute Resolution);

(e)	to its professional advisers, auditors and bankers who need to have such information for the purpose of advising that Party on matters contemplated under this Agreement subject to confidentiality obligations on such persons;

(f)	if and to the extent the information has come into the public domain through no fault of that Party; or

(g)	in the case of the Buyer, to the extent disclosed (i) in reports to the Buyer’s shareholders, investors or potential investors or (ii) to any of its Affiliates.

8.	NOTICES

8.1	Service of Notices

All notices, requests, waivers and other communications made or given under or pursuant to this Agreement shall be in writing and signed by or on behalf of the Party giving it. Any such communication to a Party shall be served in any of the following ways: (i) by facsimile to the facsimile number set forth below in relation to such Party; (ii) by hand delivery to the address set forth below in relation to such Party, (iii) by courier to the address set forth below in relation to such Party; (iv) by registered mail to the address set forth below in relation to such Party; or (v) by electronic mail to the email address set forth below in relation to such Party. In each case it shall be marked for the attention of the individual whose name is set forth below in relation to such Party. Each person making a communication hereunder by facsimile shall promptly forward the same communication by hand delivery, courier, registered mail or electronic mail to the person to whom such communication by facsimile was addressed.

For the Buyer:

Address	Emirates Financial Towers
South Tower, 14th Floor
PO Box 506713
DIFC
Dubai, UAE

Attention	Mr. Markus Federle

Telephone	+971 4436 4919

Email	mfederle@samenacapital.com

In case of the Seller:

Address	Sycamore Networks, Inc., Brickstone Square, Suite 201,
Andover, MA-01810

Attention	David Guerrera

Telephone	978-662-5245

Email	dguerrera@sycnetinc.com

8.2	Change of Address

A Party may change or supplement any of the information given in Clause 8.1 in relation to such Party, or designate additional addresses for service of notice to such Party, for purposes of this Clause 8, by giving the other Parties written notice in the manner set forth in Clause 8.1.

9.	GOVERNING LAW AND DISPUTE RESOLUTION

9.1	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of India without regard to conflict of law principles. Subject to the provisions of Clause 9.2 (Dispute Resolution), the courts at Mumbai, India shall have exclusive jurisdiction in relation to all matters arising out of this Agreement.

9.2	Dispute Resolution

(a)	In the event of a controversy, conflict or dispute of any nature arising out of or relating to or in connection with the provisions of this Agreement, including the interpretation of this Agreement (“Dispute”), the relevant Parties shall discuss in good faith to resolve the Dispute.

(b)	In case the Dispute is not settled amicably within 15 (fifteen) calendar days, it shall be referred to and finally resolved by fast track arbitration in accordance with the provisions of Section 29B of the Arbitration and Conciliation Act, 1996 for the time being in force. The venue of the arbitration shall be in Mumbai.

(c)	The language of the arbitration shall be English. The arbitral tribunal shall consist of a sole arbitrator to be mutually appointed by the Parties to the Dispute.

(d)	The sole arbitrator shall give a reasoned decision or award in writing, including as to the costs and expenses of the arbitration. The sole arbitrator’s decision or award shall be final and binding on the Parties. The Parties agree that the arbitrator’s award may be enforced against the Parties in any competent court of law and the Parties agree to be bound thereby and to act accordingly.

(e)	Each Party shall bear and pay its own costs and expenses in connection with the arbitration proceedings except as may be otherwise determined by the sole arbitrator.

(f)	Nothing contained hereinabove shall prejudice either Party’s right to have recourse to any court having jurisdiction for the purpose of interim or interlocutory orders.

(g)	When any Dispute occurs and is under arbitration, except for the matters under dispute, the Parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective duties and obligations, under this Agreement.

9.3	The sole forum for determining the preliminary bona fide of any Indemnifying Notice shall be conducted through an expedited mechanism. The Buyer and the Seller may refer any such issue to a sole arbitrator and the parties hereto shall cause the sole arbitrator to deliver a decision expressly affirming or rejecting the bona fide of such Indemnifying Notice, within 15 (fifteen) days after the date of such referral (“Expedited Arbitration”). Except as set forth in this Section 9.3, the provisions of Section 9.2 shall apply to such arbitration, provided that the time-period for mandatory negotiation pursuant to Section 9.2 (a) shall be no longer than 15 (fifteen) days.

10.	TERM AND TERMINATION

10.1	This Agreement may be terminated in writing by:

(a)	mutual consent of the Seller and the Buyer in writing; or

(b)	either the Seller or the Buyer in case the Closing has not taken place on or prior to the Long Stop Date.

10.2	Survival after Termination

(a)	The termination of this Agreement shall be without prejudice to any claim or rights of action accrued to any Party against any other Party prior to termination.

(b)	The provisions of Clauses 1 (Definitions and Interpretation), Clause 6 (Indemnification), Clause 7 (Confidentiality), Clause 8 (Notices), Clause 9

(Governing Law and Dispute Resolution), this Clause 10.2 (Survival after Termination) and Clause 11.111.1 (Costs and Expenses) shall survive the termination of this Agreement.

11.	MISCELLANEOUS PROVISIONS

11.1	Costs and Expenses

The Buyer shall bear all costs and expenses in relation to the transfer of the Sale Shares, including but not limited to the payment of any stamp duty (except the stamp duty on the transfer of the Sale Shares @0.25% under Article 62 of the Indian Stamp Act, 1899), any fees towards valuation report and any other transaction costs and expenses, other than (a) the fees of the Seller’s legal and tax advisors and (b) the stamp duty on the transfer of the Sale Shares @0.25% under Article 62 of the Indian Stamp Act, 1899, which amounts under (a) and (b) shall be borne by the Seller.

11.2	Entire Agreement

This Agreement sets out the entire agreement and understanding between the Parties with respect to the subject matter of it. This Agreement supersedes all prior discussions and correspondence which shall not have any further force or effect.

11.3	Amendments

This Agreement may be amended only by an instrument in writing signed by each of the Parties.

11.4	Liquidation and Dissolution of the Seller

The Buyer acknowledges that the Seller filed a certificate of dissolution with the Secretary of State of the State of Delaware pursuant to §275 of the DGCL on March 7, 2013 (the “Certificate of Dissolution”) and that in connection therewith the Seller is in the process of completing the liquidation of its remaining assets and intends to make one or more additional liquidating distributions, including a final liquidating distribution in connection with the completion of the winding up process, to the Seller’s stockholders as promptly as practicable in accordance with the DGCL (the “Seller Liquidation and Dissolution”). The Buyer acknowledges and agrees that except as set out in Clause 6.2(b), the Seller’s obligations under this Agreement shall in no way form the basis of any claim by the Buyer or otherwise entitle the Buyer or any other Person to act to prevent or delay the completion of the Seller Liquidation and Dissolution, including the distribution of the Purchase Consideration to the Seller’s stockholders, following the Closing.

11.5	No Partnership or Agency

Nothing in this Agreement (or any of the arrangements contemplated by it) shall be deemed to constitute a partnership between the Parties, nor, except as may be expressly set out in it, constitute any Party as the agent of another Party for any purpose, or entitle any Party to commit or bind another Party in any manner.

11.6	Further Assurances

Each Party undertakes that it will use commercially reasonable efforts to do or procure to be done all such further acts and things, execute or procure the execution of all such other documents and exercise all rights and powers, direct and indirect, available to them in relation to any Person so as to ensure the complete and punctual fulfilment, observance and performance of the provisions of this Agreement and generally that full effect is given to the provisions of this Agreement.

11.7	Assignment

Notwithstanding anything to the contrary contained in this Agreement, no rights, liabilities or obligations under this Agreement shall be assigned by any of the Parties without the prior written consent of the other Parties.

11.8	Severability

If any provision of this Agreement is found to be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. If any provision of this Agreement is found to be void or unenforceable, but would be valid or enforceable if some part of it were deleted or the period or area of application reduced, the Parties agree that such restriction shall apply with such modifications as may be necessary to make it valid. Further, the provision found to be void or unenforceable shall be amended such modifications as may be necessary to make it valid.

11.9	Waivers and Remedies

No failure or delay by a Party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy. The rights and remedies of a Party under or pursuant to this Agreement are cumulative, may be exercised as often as such Party considers appropriate and are in addition to its rights and remedies under law.

11.10	Change in Applicable Law

In case of any change in law that has an effect on the terms of this Agreement, the Parties agree that this Agreement would be reviewed, and if deemed necessary by the Parties, amended and/or renegotiated in good faith so as to reflect the commercial understanding between the Parties.

11.11	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of the signature page to the Agreement by e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

SCHEDULE 1: CAPITAL STRUCTURE AND SHAREHOLDING

Sl. No	Details of Shareholder	Fully diluted share capital	Paid up share capital	% holding on fully paid shares	% holding post ESOP grants
1	Cascade Capital Management Mauritius	2,18,43,184	21,84,31,840	34.53	30.19
2	Mayfield XII, Mauritius	71,06,628	7,10,66,280	11.24	9.82
3	Jade Dragon (Mauritius) Limited – Goldman	26,95,147	2,69,51,470	4.26	3.73
4	Argonaut Ventures-I LLC	2,59,234	25,92,340	0.41	0.36
5	Osher LP	68,370	6,83,700	0.11	0.09
6	Intel Capital (Cayman & Corporation)	53,31,804	5,33,18,040	8.43	7.37
7	India Industrial Growth Fund Mauritius	25,14,147	2,51,41,470	3.97	3.47
8	Sand Stone Private Investments, Mauritius	44,87,250	4,48,72,500	7.09	6.20
9	Sycamore Networks Inc. USA	33,00,000	3,30,00,000	5.22	4.56
10	Citi Corp Finance India Limited	2,55,450	25,54,500	0.40	0.35
11	Affiliates of ASG OMNI	7,50,000	75,00,000	1.19	1.04
12	Quest for Growth NV	7,728	77,280	0.01	0.01
13	SGS Trust Limited	96,379	9,63,790	0.15	0.13
14	Vertex Funds	4,39,743	43,97,430	0.70	0.61
15	Evergreen IV L.P	2,23,735	22,37,350	0.35	0.31
16	Kreos Capital II	1,29,815	12,98,150	0.21	0.18
17	Employees (incl. Past employees etc.)	69,22,720	6,92,27,200	10.94	9.57
18	TEWT (Allotted – joint holding with employees)	63,29,587	6,32,95,870	10.01	8.75
19	TEWT (not allotted to any employee)	4,89,300	48,93,000	0.77	0.68

	TOTAL SHARE CAPITAL	6,32,50,221	63,25,02,210	—	—

20	ESOP grants outstanding	91,01,767	9,10,17,670	—	12.58

	TOTAL SHARES AFTER ESOPS	7,23,51,988	72,35,19,880	100.00	100.00

SCHEDULE 2: REPRESENTATIONS AND WARRANTIES

PART A: SELLER WARRANTIES

The Seller hereby represents and warrants to the Buyer that:

1.	Power and Authority

The Seller is a corporation for which a Certificate of Dissolution was filed with the Secretary of State of the State of Delaware pursuant to Section 275 of the DGCL on March 7, 2013. The Seller has the power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Seller has been duly authorized by all requisite corporate action and, assuming the due execution and delivery of this Agreement by the Buyer, constitutes the legal, valid and binding obligation of the Seller, enforceable against it in accordance with the terms hereof.

2.	Ownership of Shares

2.1	The Seller is the legal and sole beneficial owner of the Sale Shares. The Seller has good and marketable title to the Sale Shares, free and clear of any and all Encumbrances, with full right and authority to sell and deliver the Sale Shares to the Buyer in accordance with this Agreement.

2.2	The Sale Shares are fully paid-up and have been duly authorised and validly issued.

2.3	The Seller is not party to any agreements or understandings (exercisable now or in the future and contingent or otherwise) which entitle or may entitle any Person to create or require to be created any Encumbrance over any of the Sale Shares held by the Seller.

3.	Conflicting Instruments and Consents

3.1	The execution, delivery and performance by the Seller of this Agreement will not constitute an act of bankruptcy, preference, insolvency or fraudulent conveyance under any bankruptcy statute or other Applicable Law for the protection of debtors or creditors.

3.2	The execution, delivery and performance by the Seller of this Agreement does not violate, conflict with, result in a breach of the terms, conditions or provisions of the Plan of Complete Liquidation and Dissolution adopted by its board of directors on October 22, 2012.

3.3	The Seller has not, and to the knowledge of the Seller, nor has anyone on its behalf, done, committed or omitted any act, deed, matter or thing whereby the Sale Shares can be forfeited, extinguished or rendered void or voidable.

3.4	The Seller does not require the consent of the Chancery Court of the State of Delaware or any other Governmental Authority for the transfer of the Sale Shares to the Buyer.

4.	Taxes

4.1	The Seller has acquired and holds the Sale Shares as a ‘capital asset’ as defined under the provisions of the IT Act. The Sale Shares are treated as non-current assets and not as current assets or stock-in-trade for accounting purposes by the Seller.

4.2	There are no proceedings relating to Taxes pending against the Seller under the IT Act and (a) all undisputed claims of Tax under the IT Act have been duly discharged; and (b) there are no disputed claims of Tax under the IT Act. All income Taxes (including withholding taxes) due and payable have been duly discharged by the Seller.

4.3	All corporate Tax returns (including withholding Tax returns) required to be filed by the Seller have been filed in accordance with the provisions of the IT Act.

PART B: BUYER WARRANTIES

The Buyer hereby represents and warrants to the Seller that:

1.	Power and Authority

The Buyer is duly organized and validly existing under Applicable Law. The Buyer has the power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Buyer has been duly authorized by all requisite corporate action and, assuming the due execution and delivery of this Agreement by the Seller, constitutes the legal, valid and binding obligation of the Buyer, enforceable against it in accordance with the terms hereof.

2.	Conflicting Instruments and Consents

2.1	The execution, delivery and performance by the Buyer of this Agreement will not constitute an act of bankruptcy, preference, insolvency or fraudulent conveyance under any bankruptcy statute or other Applicable Law for the protection of debtors or creditors.

2.2	No order has been made, petition presented, resolution passed or meeting convened for the liquidation or winding up of the Buyer, or for an administration order against the Buyer and there are no cases or proceedings under any applicable insolvency, reorganisation, or similar Applicable Laws concerning the Buyer and no events have occurred which, under Applicable Law, would justify or result in any such cases or proceedings.

2.3	The execution, delivery and performance by the Buyer of this Agreement will not violate, conflict with, result in a breach of the terms, conditions or provisions of the charter documents or constitutional documents of the Buyer.

2.4	To the knowledge of the Buyer, no event shall have occurred that materially and adversely affects the validity or enforceability of this Agreement or the transactions contemplated hereunder, or of the rights or remedies of the Parties.

3.	Sufficiency of Assets.

The Buyer has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement and to fulfil its obligations hereunder, and at the Closing the Buyer will have sufficient cash to enable it to make payments to Seller of the Purchase Consideration and any other payments required at Closing in connection with the transactions contemplated by this Agreement.

SCHEDULE 3: DEED OF ADHERENCE

This deed of adherence (this “Deed”) is executed on this [•] day of [•], [•] by and amongst:

1.	SAMENA SPECTRUM CO, a company incorporated under the laws of Mauritius, having its registered office at Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius (hereinafter referred to as the “Transferee”, which expression shall include its successors and permitted assigns) of the FIRST PART;

2.	SYCAMORE NETWORKS, INC., a corporation for which a Certificate of Dissolution was filed with the Secretary of State of the State of Delaware pursuant to Section 275 of the General Corporation Law of the State of Delaware on March 7, 2013, having its principal executive office at 300 Brickstone Square, Suite 201, Andover, Massachusetts, USA 01810 (hereinafter referred to as the “Transferor”, which expression shall include its successors and permitted assigns) of the SECOND PART; and

3.	TEJAS NETWORKS LIMITED, a company incorporated under the Companies Act, 1956 and having its registered office at J P Software Park, Plot No 25, Sy. No 13, 14, 17 & 18, Konnapana Agrahara Village, Begur Hobli, Bangalore – 560 100 (hereinafter referred to as the “Company”, which expression shall include its successors and permitted assigns) of the THIRD PART;

The parties who are original signatories to the Shareholders Agreement dated 20 September 2007 (the “Shareholders Agreement”) along with the Company are referred to individually as an “Original Party” and collectively as the “Original Parties”.

WHEREAS

A.	Subject to the terms of the Shareholders Agreement, (i) the Transferor is permitted to Transfer its Shares in the Company to the Transferee, provided that the Transferee executes a deed of adherence as mentioned in the Shareholders Agreement.

B.	The Transferee is a Transferee of the Transferor to whom the Transferor has Transferred the Shares under the Shareholders Agreement and is now executing this Deed pursuant to the terms of the Shareholders Agreement.

NOW, THEREFORE, THIS DEED WITNESSETH AS FOLLOWS:

1.	Consent to the terms of this Agreement by the Transferee

1.1	The Transferee covenants, undertakes and agrees with the Original Parties that by its execution of this Deed it shall become a party to the Shareholders Agreement and that it shall be bound by the terms and conditions of the Shareholders Agreement, the rights, duties and obligations of any nature whatsoever cast upon the Transferee and shall assume, keep, observe and perform, duly and punctually, all the terms, covenants, undertakings, agreements, provisions and conditions in the Shareholders Agreement, as applicable to the Transferee in accordance with the terms thereof.

1.2	The Transferee hereby confirms to the Transferor and the other Original Parties that it has received a copy of the Shareholders Agreement and that all provisions under the Shareholders Agreement are incorporated by reference herein and deemed to be part of this Deed to the same extent as if such provisions had been set forth in their entirety herein, as applicable to the Transferee in accordance with the terms of the Shareholders Agreement.

2.	Representations and Warranties

The Transferee represents and warrants to the Original Parties that its execution of this Deed has been duly authorized and that such execution or compliance with its terms shall not now, or at any time in the future, conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, any agreement or other instrument they have executed or by which they are bound, or violate any of the terms and provisions of its statutory documents or any judgment, decree or order or any statute, rule or regulation applicable to it.

3.	Governing Law and Jurisdiction

This Deed shall be governed in all respects by the Laws of India (without reference to its conflict of Law provisions) and, subject to the provisions of Clause 8 (Dispute Resolution) of the Shareholders Agreement.

4.	Definitions

Terms used but not defined herein shall have the meanings assigned to them in the Shareholders Agreement.

IN WITNESS WHEREOF, the Parties hereto have entered into this Deed the day and year first above written in [•].

For COMPANY	For SYCAMORE NETWORKS INC.

Authorized Signatory	Authorized Signatory
Name:	Name:
Designation:	Designation:

Place:	Place:
Date:	Date:

For SAMENA SPECTRUM CO

Authorized Signatory
Name:
Designation:

Place: Date:

SCHEDULE 4: WAIVER LETTER

[on the letterhead of relevant Majority Investor]

[•] 2016

To,

Sycamore Networks, Inc.

300 Brickstone Square, Suite 201,

Andover, Massachusetts, USA 01810

Kind Attn.: Mr. [•]

Dear Sir / Madam,

Reference: Your letter dated [•] 2016.

Subject: Waiver under Clause 7.4 of the investment agreement dated 30 May 2012 as amended by the addendum to the investment agreement dated 24 December 2014 and the amendment agreement dated 24 February 2016 (the “Investment Agreement”) and Article 23E of the Articles.

We write to you in response to your letter dated [•] 2016. Capitalised terms used herein and not defined shall have the meaning ascribed to them in the Investment Agreement.

Pursuant to the right provided to us under Clause 7.4 of the Investment Agreement and Article 23E of the Articles, we hereby unconditionally consent to your Transfer of the Relevant Shares to Spectrum Samena Co without complying with the obligations under Clause 7.2 of the Investment Agreement and Article 23B of the Articles.

Yours faithfully,

(Authorized signatory)

SIGNATURE PAGE FOR THE SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF this Agreement has been signed by the duly authorised representatives of the Parties the day and year first before written.

On behalf of Samena Spectrum Co

/s/ Chetan Gupta
Name: Chetan Gupta
Designation: Director

SIGNATURE PAGE FOR THE SHARE PURCHASE AGREEMENT

On behalf of Sycamore Networks, Inc.

/s/ David Guerrera
Name: David Guerrera
Designation: President and General Counsel